Exhibit 99.4

PERDIGÃO EXCEEDS R$ 13 BILLION IN SALES

Performance of sales and new businesses sustain the company’s good operating performance

In a challenging year, Perdigão become the market leader in the Brazilian food sector, ending the period by reporting a (very) good operating performance and complete absorption of new businesses, so underpinning its solid financial position.

Perdigão’s gross sales in 2008 reached R$ 13.2 billion, a growth of 69% compared with a year earlier.  This result reflects good performances in domestic and export markets, both of which reported an increase in sales volume and revenue terms, combined with the consolidation of the businesses acquired by the Company.

In the period, gross profits amounted to R$ 2.8 billion, a year-on-year improvement of 47%. EBITDA reached R$ 1.2 billion, an increase of 44.4% over 2007 thanks to strict cost control — helping to offset significant increases in raw material prices -, a reduction in expenses and a better product mix largely accounting for the 48.7% share of processed products in total sales.

Net income for the year of R$ 54.4 million was 83% lower than 2007 due to the Real’s devaluation against the US Dollar on financial expenses, with no cash disbursement, to a portion of the goodwill on acquisitions, recognized for the year, and to the effects of production adjustments and optimization.

Exports rose 58% in revenues and 34.8% in volume. Overseas sales were spearheaded by the meats business, which representing 97.3% of the total, with the Middle East, Far East, Eurasia and Europe, the leading export markets.

Gross sales to the domestic market reported an increase of 76.6%. Sales volume increased in all segments of the business, meats by 26.3%, dairy products, 305.7% and other processed products, 69.6%. The participation of domestic business as a percentage of total net sales was 56.3%.

In 2008, Perdigão concluded a cycle of major investments that will ensure growth momentum of its businesses and in its profitability over the next few years. Investments registered a growth of 179.4% in relation to the fiscal year 2007 out of a total R$ 2.4 billion, R$ 1.8 billion was invested in the acquisitions of Eleva, Plusfood and Cotochés.

The remaining R$ 628.4 million was expended on the expansion and modernization of lines at several different units of the company as well as new projects, key among which are the construction of the Distribution Center in

Embu (SP) and the dairy products plant at the agroindustrial complex in Bom Conselho (PE).

NUMBERS FOR 2008

R$ million

	2008	2007	% Change
Gross Sales	13,161	7,789	69%
Domestic Market	8,104	4,589	77%
Exports	5,057	3,199	58%
Net Sales	11,393	6,633	72%
Gross Profits	2,759	1,873	47%
Gross Margin	24.2%	28.2%	—
EBIT	709	504	41%
Net Income	54	321	(83)%
Adjusted Net Income	155	335	(54)%
Adjusted Net Margin	1,4%	5,1%	—
EBITDA	1,159	803	44%
EBITDA Margin	10.2%	12.1%	—
Capex	2,396	857	179%
Earnings per share R$*	0.26	1.73	(85)%

* Consolidated Earnings per Share (in R$) excluding treasury stock

EXPORTS

Meat exports grew 54% in revenues and 32.9% in volume compared with fiscal year 2007. The increase in volumes of processed product sales in this segment was 25.5%, these figures including Plusfood’s activities.

Exports of dairy products totaled R$ 127.8 million. Shipments amounted to 15.8 thousand tons, largely powdered milk and butter. Processed products represented 22% of international sales, a growth of 38.8% in revenues and 27.4% in volumes.

The company has been adjusting its export business to partially offset the narrower margins resulting from a disproportional increase in costs of the leading inputs in relation to 2007. Average FOB prices in 2008 increased in US dollars by 24.7%.

However, average meat prices in Reais rose 16%, bearing in mind that the Real appreciated by a year-on-year in average compared with the US dollar. Average production costs were 18.7% above 2007 levels.

DOMESTIC MARKET

Perdigão’s domestic sales amounted to R$ 8 billion, of which 52.4% came from the meat business. Elaborated/processed meat products increased 11.3% in volume.

However, in-natura products jumped 142.5% in sales and 169.6% in volume. Margins were narrower due to the greater participation of poultry and pork in company sales following the merger of the Eleva business together with increased production costs during the year, influenced by key raw material prices.

Dairy products represented 34.6% of domestic sales, registering growth of 237.4% in revenue terms. Of domestic market business, processed products reported increases of 89.5% and 64.5%, respectively in sales and volume.

Milk sales encompassing the long life (UHT) and pasteurized product together with powdered milk business rose 590% in volume, a reflection of  Eleva and Cotochés mergers.

Perdigão ended the year with the following market share: specialty meats — 25.7%; frozen meats — 35.5%; frozen pizza — 34.5%; ready to eat pasta — 37.4%; processed dairy products — 14%; margarines — 18%.

BEST OPERATING RESULT OF THE YEAR IN THE 4TH QUARTER

With gross sales 57% up on the same period for the preceding period,  Perdigão posted the best operating result of the year in the fourth quarter 2008. EBITDA growth was 93%, reaching a 15.2% margin against 12.5% in  2007.

The company’s total sales volume rose 56.8% between October and December last year. Domestic market sales rose 60.8%  — an increase of 16,9% for meats and 321.8% for dairy products — and sales exceeded R$ 2 billion.

Exports were up 51% in revenues during the quarter. This was a particularly positive performance in the context of falling international prices during the period and logistical problems due to flood damage at the ports used by Perdigão in the state of Santa Catarina.

The company reported a net loss of R$ 20 million in the quarter due to the recognition of a portion of the goodwill on acquisitions, the currency translation effect on financial expenses (R$ 318 million, although with no cash disbursement) and adjustments of production processes, reduction in costs and inventory destined to export market. Ignoring the amortized portion of goodwill, the net result would be R$ 8 million in the final quarter of 2008.

4TH QUARTER NUMBERS

R$ million

	4Q2008	4Q2007	% Change
Gross Sales	3,576	2,276	57%
Domestic Market	2,278	1,417	61%
Exports	1,298	859	51%
Net Sales	3,058	1,922	59%
Gross Profits	912	556	64%
Gross Margin	29.8%	28.9%	—
EBIT	312	156	100%
Net Income	(20)	98	—
Adjusted Net Income	8	98	—
Adjusted Net Margin	0,3%	5.1%	—
EBITDA	465	240	93%
EBITDA Margin	15.2%	12.5%	—
Capex	116	291	(60)%
Earnings per share R$*	(0.10)	0.53	—

* Consolidated Earnings per Share (in R$) excluding treasury stock

São Paulo, March 23 2009.